Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	[redacted]		
Company:	05013396	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	name) ... and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	19 December 2005	*No of sheets:*	*1*

Current report 58/2005

The Management Board of KGHM Polska Miedź S.A. announces that the Supervisory Board of the Company at its meeting of 19 December 2005 suspended from fulfillment of the responsibilities of the position of Vice President for a period not longer than three months Mr. Wiktor Błądek and Mr. Andrzej Krug.

Legal basis: art. 56 sec. 1 point 1 of the Act dated 29 July 2005 on public offerings, conditions governing the introducing of financial instruments to organised trading, and public companies (Journal of Laws from 2005 Nr 184, item 1539)

SUPPL

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

12/20